UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               AMNIS SYSTEMS INC.
                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   384288-10-6
                                   -----------
                                 (CUSIP Number)

                                Edward V. Pollack
                            Leland, Parachini, et al.
                          333 Market Street, 27th Floor
                            San Francisco, CA  94105
                                    (415) 957-1800
                          ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    June 18, 2002
                          ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        AMENDMENT NO. 3 TO SCHEDULE 13D

CUSIP No. 384288-10-6

1.   NAMES  OF  REPORTING  PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Michael  A.  Liccardo

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP    (a) [ ]
                                                                  (b) [ ]

3.   SEC  USE  ONLY

4.   SOURCE  OF  FUNDS

          OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

          United States

NUMBER  OF          7.   SOLE VOTING POWER
SHARES                        35,024,571
BENEFICIALLY        8.   SHARED VOTING POWER
OWNED  BY                     0
EACH                9.   SOLE DISPOSITIVE POWER
REPORTING                     35,024,571
PERSON  WITH        10.  SHARED DISPOSITIVE POWER
                              0

11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

          35,024,571

12.  CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES CERTAIN
     SHARES  [ ]

13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

          63.7%

14.  TYPE  OF  REPORTING  PERSON

          IN


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                               AMENDMENT NO. 3 TO
                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
                  UNDER THE SECURITIES ACT OF 1934, AS AMENDED

     This Amendment No. 3 amends the Schedule 13D filed on April 16, 2001 (the "Schedule 13D") which relates to shares of common stock, par value $0.0001 per share (the "Common Stock") of Amnis Systems Inc., a corporation organized under the laws of the state of Delaware (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the
Schedule 13D. Except as amended and supplemented prior to this filing, the Statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect. The Items listed below are hereby amended and supplemented as follows:

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On June 18, 2002, the Reporting Person converted $2,050,000 of principal of the convertible note (the "Convertible Note") that was issued by the Issuer to the Reporting Person on January 14, 2002, as reported further in Item 4 below, and, in connection therewith, received 26,623,377 shares of Common Stock of the Issuer (the "Conversion Shares"). The Reporting Person had acquired the Convertible Note in exchange for the cancellation of certain loans that the Reporting Person had made to the Issuer to meet current operating expenses, and any and all accrued interest thereon.

     The Reporting Person utilized no personal funds in connection with the conversion of the Convertible Note and the receipt of the Conversion Shares.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The Reporting Person holds the securities reported in Item 5 for investment purposes.

     The Convertible Note bears interest at 10% per annum and matures on January 14, 2003. At any time, the Reporting Person may elect to convert the remaining outstanding principal of $1,612,763 and accrued interest thereon on the Convertible Note, into a number of shares of Common Stock determined by dividing the remaining outstanding principal and interest on the Convertible Note by $0.35, subject to adjustment to a lower conversion price through January 14, 2003, and also subject to customary adjustment in the event of stock splits, dividends, recapitalizations and the like.

     Other than as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;


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     (c)  A sale or transfer of a material amount of assets of the Issuer or any of  its  subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange  Act  of  1934,  as  amended  (the  "Act");  or

     (j)  Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) - (b) As of the date hereof, the Reporting Person has beneficial ownership of 35,024,571 shares of Common Stock of the Issuer, representing approximately 63.7% of the outstanding Common Stock of the Issuer (assuming the exercise of the Reporting Person's right to purchase 2,548,000 shares of the Issuer's common stock pursuant to the Issuer's Adopted 1997 Stock Plan and 2000 Stock Plan, and the conversion of the remaining outstanding principal and interest on the Convertible Note into 4,607,894 shares of Common Stock of the Issuer). This number includes: (i) 2,548,000 shares issuable upon exercise of stock options, and (ii) 4,607,894 shares issuable upon conversion of the remaining outstanding principal and interest on the Convertible Note. The number of shares of Common Stock assumed to be outstanding has been adjusted pursuant to Rule 13d-3(d)(1). Assuming the exercise of the stock options and the conversion of the remaining outstanding principal and interest on the Convertible Note, the Reporting Person would have sole voting power and sole dispositive power with respect to 35,024,571 shares of Common Stock.

     (c) Except as described herein, there have been no transactions in the Common Stock effected by the Reporting Person during the 60 days preceding the date of this Statement.


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     (d)     No  other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are the subject of this Statement.

     (e)     Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 3 and in Item 4 (the answers to which are herein incorporated by reference), on June 18, 2002, the Reporting Person acquired from the Issuer a convertible note in the principal amount of $1,612,763 representing the remaining outstanding principal and interest on the Convertible Note, pursuant to and subject to the terms and conditions of the convertible note dated June 18, 2002 by and between the Issuer and the Reporting Person and attached hereto as Exhibit 1.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     1. Form of Convertible Note dated June 18, 2002 issued by the Issuer to the Reporting Person.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2002
                                     By:       /s/  Michael  A.  Liccardo
                                          --------------------------------------
                                               Michael  A.  Liccardo


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